VIA EDGAR

February 7, 2017

Mr. Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Landec Corporation

Form 10-Q for the Fiscal Quarter Ended November 27, 2016

Filed January 5, 2017

File No. 0-27446

Dear Mr. O’Brien:

On behalf of Landec Corporation (“Landec” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 24, 2017 with respect to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 27, 2016 and filed on January 5, 2017. The text of the Staff’s comments has been repeated below and is followed by the Company’s response.

Form 10-Q for Fiscal Quarter Ended November 27, 2016

Legal Contingencies, page 10

1.

Comment: On page 76 of your Form 10-K for the fiscal year ended May 29, 2016, you disclose that you were involved in various legal proceedings and claims related to matters such as wage and hour claims. We note that you recorded a charge of $755,000 during the 12 months ended May 29, 2016, related to these matters. Additionally, based on your disclosure in your Forms 10-Q it appears that you recorded an additional $350,000 for the three months ended August 28, 2016, and $150,000 for the three months ended November 27, 2016. Please revise your disclosure to clarify whether it is reasonably possible you will incur additional losses, in excess of amounts accrued, that could be material to your financial position, results of operations, and/or cash flows, and provide a range of such reasonably possible additional loss or explain why a range cannot be estimated. Refer to ASC 450-20-50-3 and 50-4. We also remind you that Rule 10-01(a)(5) of Regulation S-X states that disclosure of material contingences shall be provided in interim financial statements even though a significant change since year end may not have occurred. Please revise your disclosures as necessary. Please also expand your disclosures to discuss the nature of the contingencies that are driving such accruals and the changes in the facts and circumstances from period to period that have resulted in the revision to your accrual.

Response: In future filings, the Company will broaden its disclosure concerning legal contingencies to clarify whether it is reasonably possible that additional losses, in excess of amounts accrued, that could be material to our financial position, results of operations, and/or cash flows could be incurred. While the amount of reasonably possible additional loss has not historically been material to the Company’s financial position, results of operations, and/or cash flows, we will continue to evaluate the range of reasonably possible loss and provide related disclosure of the range to the extent additional losses, in excess of amounts accrued, could be material to the Company’s financial position, results of operations, and/or cash flows. The Company’s disclosures will be provided in both interim and annual filings in accordance with the provisions of Rule 10-01(a)(5) of Regulation S-X. The Company proposes the following future disclosure surrounding its legal contingencies:

Legal Contingencies

In the ordinary course of business, the Company is involved in various legal proceedings and claims.

The Company makes a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least each fiscal quarter and adjusted to reflect the impacts of negotiations, estimated settlements, legal rulings, advice of legal counsel, and other information and events pertaining to a particular matter.

The outcome of legal matters is inherently unpredictable and subject to significant uncertainties. Based upon the current status of outstanding claims, the Company’s current accrual reflects the best estimate of potential loss for its legal proceedings. Depending on the nature and timing of any such dispute, it is possible that an unfavorable resolution of a matter in excess of amounts accrued could affect the Company’s financial position, results of operations, and/or cash flows in a particular quarter. To the extent there is a reasonable possibility that the losses could exceed the amounts already accrued, the Company believes that the amount of any such additional loss would be immaterial to the Company’s business, financial condition, and results of operations.

The Company is a defendant in three sets of actions, specifically in civil actions and administrative actions involving claims filed by employees of the Company’s plant labor contractor. One of these actions alleging various unfair labor practices was settled during the three months ended February 26, 2017 for approximately $200,000. The remaining two lawsuits primarily involve various wage and hour claims on behalf of a group of employees and Private Attorney General Act penalty claims. Management cannot estimate at this time when the two remaining lawsuits will be settled. One of these lawsuits also involves claims of wrongful termination with respect to a small subset of the plaintiffs. This lawsuit has been ordered to individual arbitrations regarding plaintiffs’ individual claims. Plaintiffs are each seeking individual arbitration, against which the Company has filed a counter petition to allow for a single arbitration for all claims. If mediation is not successful, these matters will be brought to court and arbitration. While the range of potential loss could be impacted substantially by future rulings by the court, including on the merits of the claims, on the Company’s defenses, and on evidentiary issues. In addition, only very limited discovery into damages has been conducted in certain of these cases, which could vary considerably from plaintiff to plaintiff and be dependent on evidence pertaining to individual plaintiffs, which has yet to be produced in many of the cases. The Company will continue to vigorously defend itself in these proceedings.

During the nine months ended February 26, 2017, the Company recorded a charge to income in the amount of $XXX,000. As of February 26, 2017, the Company has accrued $XXX,000, which is included in Other accrued liabilities in the accompanying Consolidated Balance Sheet. This is the Company’s best estimate of settlement payments and/or award amounts for all legal matters currently underway. Legal fees are expensed in the period in which they are incurred.

Please call the undersigned at (650) 261-3677 if you have any questions.

Very truly yours,

/s/ Gregory S. Skinner

Gregory S. Skinner

Vice President Finance and Chief Financial Officer